                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                (Amendment No.             1                 )*
                              -------------------------------



                          JACK CARL/312-FUTURES, INC.
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                               (Name of Issuer)

                                 COMMON  STOCK
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                         (Title of Class of Securities)

                                   466350-30-3
                                -----------------
                                 (CUSIP Number)

        Bruce E. Mathias, Secretary  200 West Adams Street, Suite 1500,
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                               Chicago, IL 60606
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 15, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (____).

Check the following box if a fee is being paid with this statement (_____). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 466350-30-3                 13D


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Burton J. Meyer                ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /___/    (b)/___/


3      SEC USE ONLY


4      SOURCE OF FUNDS*
              PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                  /____/

6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States


NUMBER OF
                     7         SOLE VOTING POWER
SHARES                              1,721,074 Shares of Common Stock and
                                    1,850,000 shares of Common Stock which
BENEFICIALLY                        may be acquired under options to buy

OWNED BY             8         SHARED VOTING POWER
                                    None
EACH
                     9         SOLE DISPOSITIVE POWER
REPORTING                           1,721,074 Shares of Common Stock and
                                    1,850,000 shares of Common Stock which
PERSON                              may be acquired under options to buy

WITH                 10        SHARED DISPOSITIVE POWER
                                    None



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,721,074 Shares of Common Stock and 1,850,000 shares of Common Stock which may be acquired under options to buy


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/_____/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 5.1% of the Common Stock and approximately 5.5% of the Common Stock which may be acquired under options to buy.


14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------


ITEM 1.   SECURITY AND ISSUER

          Common Stock

          Jack Carl/312-Futures, Inc.
          200 West Adams Street
          Chicago, Illinois  60606

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Name:
               Burton J. Meyer

               NOTE:  Mr. Meyer previously filed Schedule 13G and is now filing
               Schedule 13D. Previous transactions under the Securities Exchange Act of 1934 are on file with the Securities and Exchange Commission.

          (b)  Business Address:
               Jack Carl/312-Futures, Inc.
               200 West Adams
               Suite 1500
               Chicago, Illinois  60606

          (c)  Occupation:
               President and a Director
               Jack Carl/312-Futures, Inc..
               200 West Adams
               Suite 1500
               Chicago, Illinois  60606

          (d) Mr. Meyer, during the last five years, has not been convicted in a criminal proceeding

          (e) Mr. Meyer, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Personal funds in the amount of $10.00 were used to purchase the option to buy 500,000 shares of common stock.

ITEM 4.   PURPOSE OF TRANSACTION

          On March 15, 1996, Lee S. Casty entered into a common stock agreement with Burton J. Meyer ("Optionee"), whereby Mr. Casty granted to Optionee an option to purchase up to 500,000 shares of common stock, par value $.004 per share, of Jack Carl/312-Futures, Inc., at a purchase price of $.125 per share. The agreement terminates immediately upon the earlier of the Optionee's death or March 15, 2001.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) 1,721,074 shares of common stock, approximately 5.1% of the issued and outstanding common stock. An additional 1,850,000 shares of common stock, approximately 5.5% of the issued and outstanding common stock, may be acquired under options to buy.

          (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,721,074 shares of common stock and the 1,850,000 shares of common stock which may be acquired under options to buy..

          (c) Effective at the close of business November 4, 1994, Jack Carl/312-Futures, Inc. effected a one-for-four reverse split of its common stock, par value $.001. Each four shares of such common stock were reclassified and changed into one share of common stock having a par value of $.004. Mr. Meyer, prior to the reverse split, owned 6,884,299 shares which were reclassified and changed into 1,721,074 shares. Three fractional shares were repurchased by Jack Carl/312-Futures, Inc. for $.05 per share. Also, prior to the reverse split, Mr. Meyer had options to buy 5,400,000 shares of Jack Carl/312-Futures, Inc. common stock.
               The options were adjusted for the reverse split to an exercise price of $.60 per share for 100,000 shares of common stock, and to an exercise price of $.24 per share for 1,250,000 shares.

               On March 15, 1996, Lee S. Casty entered into a common stock agreement with Burton J. Meyer ("Optionee"), whereby Mr. Casty granted to Optionee an option to purchase up to 500,000 shares of common stock, par value $.004 per share of Jack Carl/312-Futures, Inc., at a purchase price of $.125 per share. The agreement terminates immediately upon the earlier of the Optionee's death or March 15 , 2001.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          On March 15, 1996, Lee S. Casty entered into a common stock agreement with Burton J. Meyer ("Optionee"), whereby Mr. Casty granted to Optionee an option to purchase up to 500,000 shares of common stock, par value $.004 per share of Jack Carl/312-Futures, Inc., at a purchase price of $.125 per share. The agreement terminates immediately upon the earlier of the Optionee's death or March 15, 2001.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit No.   Description
          -----------   -----------

          10.1 Common Stock Option Agreement dated as of March 15, 1996, between Burton J. Meyer and Lee S. Casty.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March 25, 1996
----------------------
Date
                              /S/ BURTON J. MEYER
                              -------------------
                              Burton J. Meyer, President and a Director
                              Jack Carl/312-Futures, Inc.